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                               September 20, 2005



VIA EDGAR AND OVERNIGHT DELIVERY

Daniel L. Gordon
Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

         Re:     MediaMax Technology Corporation
                 Form 10-KSB/A Amendment #1 for the year ended December 31, 2004 Filed March 30, 2005
                 (SEC File Number 0-31079)

Dear Mr. Gordon:

     We are responding to the comments of the United States Securities and Exchange Commission ("SEC") set forth in your letter of September 8, 2005 ("Staff Comment Letter") with respect to the Annual Report on Form 10-KSB for the year ended December 31, 2004 made by MediaMax Technology Corporation ("we", "us" or the "Company") with the SEC under the Securities Exchange Act of 1934, as amended.

     For the convenience of the Staff, all responses are keyed numerically to respond to the Staff's numbered comments in the Staff Comment Letter. Additionally, for the convenience of the Staff, we have set forth the Staff's original comments from the Staff Comment Letter in bold and italicized type immediately prior to each response.

     Under separate cover via overnight mail, we are also forwarding to your attention a courtesy copy of this letter.

     As requested in the Staff Comment Letter, in connection with this filing, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.












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Certifications

1. We note that the certificates filed as Exhibits to your Form 10-KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

RESPONSE: We have filed an amended 10-KSB on September 20, 2005 that includes the entire filing together with the certifications of our current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 37

2. Please confirm to us that you have a signed audit report on file from your auditors. In future filings please include a signed audit report in your Edgar filing.

RESPONSE: We inadvertently filed our 10-KSB without including the electronic signature in our audit report. We confirm that we do have such a signed report on file and we have included this signature in the amended 10-KSB previously referred to in our response to Comment No. 1.

Note 1 - Organization and Business, page 42

Summary of Significant Accounting Policies, page 44

3. Please tell us your accounting policy for recognition of revenues and disclose your policy in future filings. Cite the specific accounting literature in your response.

RESPONSE: Licensing revenue is recognized as it is earned in accordance with Staff Accounting Bulletin ("SAB") No. 104 when reasonable assurance exists regarding measurement and collectibility. The Company's sole source of revenue during 2004 was through an Exclusive Marketing Agreement that was executed during March 2004 through which the Company receives a percentage of all royalties generated from its sales of SunnComm International Inc.'s copyright protection software. Royalties are earned on a per-unit basis when these CDs are manufactured.

We have included this revenue recognition policy in the amended 10-KSB previously referred to in our response to Comment No. 1 and will include this policy in future filings.

4. Tell us your accounting policy for issuances of equity instruments in exchange for goods or services received from other than employees. From your disclosure, it appears that in several instances shares have been issued for services at below-market values. Refer to paragraphs 8-10 of SFAS 123. We may have further comment.

RESPONSE: In accordance with SFAS 123, these share issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

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For the stock  issuances  to  nonemployees  during the  periods set forth in our
10-KSB, we believe that the fair value of the consideration received is more reliably measurable than the fair value of the equity instruments. During 2003, our stock was rarely traded. In 2004, our stock was thinly traded and there were significant periods of time where the share trading volume was insignificant, causing significant fluctuations in our stock price. Although our stock prices were quoted over-the-counter on the bulletin board, we did not feel that there was an adequate active market to rely on these quoted prices as the fair value of the applicable shares.


Of the 23.6 million shares that were issued during 2003 and 2004, the following table sets forth the share issuances and the basis for determining fair value:

     o 150,000 shares, January 14, 2003 - Shares were issued to settle an existing outstanding payable. The value assigned was equal to the cash owed under this obligation.

     o 20,000,000 shares, January 24, 2003, February 19, 2003 and January 30, 2004 - Shares were issued under a previously signed consulting agreement which required payment for services either in cash or in stock using a formula stipulated in the agreement (average price during the last week of the previous fiscal quarter). As the payment method was at the option of the Company, it was our belief that the value of the stock did not exceed the value of the cash payment that would have been required under this agreement - hence our decision to pay in stock. As we had no better determination of fair value, we valued the stock at the value of the cash payment that would have been required.

     o 146,012 shares, April 26, 2004 - Shares were issued to settle an existing outstanding payable. The value assigned was equal to the cash owed under this obligation.

     o 3,333,333 shares, September 23, 2004 - Shares were issued as a commitment fee for a Price Equity Credit Agreement at an agreed-upon fair value. This fair value approximated the market value of the Company's stock based on quoted prices on the date of the transaction.

We have included a description of our accounting policy for issuances of equity instruments in exchange for goods or services received from other than employees in the amended 10-KSB previously referred to in our response to Comment No. 1.

Share Based Compensation, page 46

5. Please supplementally advise us how you considered EITF 98-5 and APB 14 in accounting for the conversion feature of the debenture issued in the fourth quarter of 2004. From your disclosure, it appears you have not allocated any proceeds to the conversion feature. Disclose the balance of any remaining unamortized beneficial conversion feature, and disclose the related amount that has been recognized in earnings during 2004.

RESPONSE: As indicated in our response to Comment No. 4, our stock was thinly traded during 2004 and our quoted prices were not necessarily indicative of fair value. However, if we were to use the quoted price of 0.037 on December 15, 2004, the date the debenture was issued, the beneficial conversion feature would have been valued at (0.037 market price - 0.025 conversion price) x 2,006,667 shares) $24,080. Such amount would have been immediately expensed as the debenture is immediately convertible, so the net effect to the financial


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statements  would have been an  increase  to net loss,  an  increase  to paid-in capital, and a decrease to retained earnings of $24,080, with no effect on net assets. The effect on net loss represents approximately 1.5% of net loss for 2004. These effects were considered to be immaterial and were not recorded.

Please feel free to contact Albert Golusin, our Chief Financial Officer, should you need anything further.



                                                 Sincerely,

                                                  /s/ William H. Whitmore, Jr.
                                                  ------------------------------
                                                  William H. Whitmore, Jr
                                                  Chief Executive Officer

cc: Albert Golusin, Chief Financial Officer

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